KINDER MORGAN INC

RECEIVED

AUG 16 2005

Public Service Commission
Wyoming

August 16, 2005

Public Service Commission of Wyoming
Steve Furtney, Chairman
Kathleen Lewis, Deputy Chairman
Mary Byrnes, Commissioner
2515 Warren Avenue
Cheyenne, WY 82002

Re: Kinder Morgan, Inc. – Terasen Inc. Acquisition

Dear Commissioners:

This letter is to advise you that Kinder Morgan, Inc. (KMI) has recently entered into a definitive agreement pursuant to which it will acquire all of the outstanding shares of Terasen Inc. (Terasen). The transaction has been unanimously approved by both company's board of directors and by a special committee of independent directors created by the Terasen board. The Terasen shares will be acquired by a wholly-owned KMI subsidiary, with the result that Terasen will continue as a separate operating entity controlled by KMI. Closing is expected by year-end 2005, subject to the approval of Terasen shareholders and necessary regulatory approvals. As is explained in more detail below, because of the nature of the transaction, no Wyoming Public Service Commission ("PSC" or "Commission") approvals are necessary in order to complete the acquisition.

Upon closing of the transaction, KMI will continue to maintain its corporate headquarters in Houston, Texas, where KMI is currently headquartered. Mr. Richard Kinder will continue as chairman and CEO. KMI is acquiring all of the outstanding shares of Terasen. The transaction will not result in a change in the ownership of the majority of KMI's voting capital stock. The transaction will not have any adverse affect on KMI's ability to serve Wyoming customers.

Terasen is a Canadian company headquartered in Vancouver, British Columbia. Through its natural gas distribution subsidiaries, Terasen provides gas utility services in British Columbia subject to the jurisdiction of the British Columbia Utilities Commission. Terasen is also engaged in the petroleum transportation business through pipeline subsidiaries.

Terasen is not a public utility subject to Wyoming PSC jurisdiction, and Terasen does not own a majority interest in any public utility subject to Wyoming PSC jurisdiction. Terasen indirectly owns a minority equity interest (one-third) in Platte Pipe Line Company. Platte River Line Company mostly transports crude oil in interstate commerce, but also provides some intrastate crude oil pipeline services in Wyoming pursuant to a tariff on file with the Wyoming PSC. Because Terasen indirectly owns only a minority interest in the Platte Pipe Line Company, the acquisition of Terasen's stock by

370 Van Gordon Street P.O. Box 281304 Lakewood, CO 80228-8304 303/989-1749

KMI will not result in any change in the ownership or control of a majority of the voting capital stock in Platte Pipe Line Company.

In connection with the transaction, KMI anticipates that it will issue certain securities. As the Commission is aware, KMI (formerly known as K N Energy, Inc.) was granted an exemption from the requirements of W.S. §§ 37-6-101, et seq. by order issued on October 23, 1997, which was clarified by a subsequent order issued January 30, 1998, in Commission Consolidated Docket Nos. 31001-GA-97-21, 30004-GA-97-49 and 30006-GA-97-31. Under the terms of its exemption, KMI reports on a quarterly basis all securities related transactions for the previous quarter and the potential impact of securities related transactions which are planned for the next quarter. All securities transactions that occur and that are planned in connection with the Terasen transaction will be included in KMI's regular quarterly reports to the Commission. KMI does not expect the Terasen transaction to have any affect on KMI's ability to maintain ratings, which are assigned by independent rating agencies to its senior unsecured debt securities, at a level that is at or above the minimum investment grade ratings set forth in the exemption orders.

In reference to the relevant Wyoming statutes and the Commission's Procedural Rules and Special Regulations, Commission approval for the transaction is not required because, under W.S. § 37-1-104, there will be no "reorganization" of a public utility as defined by the statute. There will be no change in the ownership or control of the voting capital stock of a Wyoming public utility. KMI intends to proceed with completion of the transaction as described, and does not intend to file any application with the Commission in regard to the acquisition. KMI also intends to proceed to issue securities in connection with the transaction in compliance with its existing exemption from the requirements of W.S. §§ 37-6-101, et seq., which authorizes KMI to issue securities without prior Commission approval, subject to maintaining certain minimum investment grade ratings, and requiring the filing of quarterly reports. As noted above, KMI will report all KMI securities transactions as required. KMI is presently proceeding with the steps necessary to close the Terasen transaction, and closing is expected to occur by the end of this year.

Please advise if you have questions or would like any additional information regarding this matter.

Very truly yours,
KINDER MORGAN, INC.

By: ______________________
T.J. Carroll
Vice President and General Counsel
Natural Gas Services